UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

10 July 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Power Integrations, Inc.

File No. 0-23441 -- CF# 23595

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       Power Integrations, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 6, 2009.

       Based on representations by Power Integrations, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10.1   through December 31, 2010

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Timothy S. Levenberg
                Special Counsel